PRESS RELEASE - Free English Translation

           RCS MediaGroup, offer to purchase Fila Holding instruments

RCS MediaGroup S.p.A. informed today that it has commenced the already announced cash tender offer to purchase 8.6 million Ordinary Shares/ADSs (American Depositary Shares) of its 91.1% controlled company Fila Holding S.p.A. (Fila Holding), which are not owned by RCS MediaGroup and are almost entirely ADSs, at a price of US$ 1.12 per each Ordinary Share/ADS.

The offer that, unless extended, is scheduled to expire on Friday, September 5, 2003, is conducted with the aim to take Fila Holding private and, with respect to such ADSs, through a public tender offer launched in the United States of America.

Milan, July 28, 2003

RCS MediaGroup

Communication Department

For information: Daniele Menarini - 02 25845412

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                                COMUNICATO STAMPA
           RCS MediaGroup, offerta di acquisto su titoli Fila Holding

RCS MediaGroup S.p.A. comunica di aver dato inizio oggi alla gia annunciata offerta di acquisto di 8.6 milioni di Azioni/ADS (American Depositary Shares) della controllata al 91,1% Fila Holding S.p.A.(Fila Holding), non gia detenute da RCS MediaGroup e rappresentate quasi interamente da ADS, al prezzo di US$ 1,12 per ogni Azione/ADS.

L'offerta che, salvo proroga, terminera il 5 settembre prossimo, ha lo scopo di ritirare le ADS Fila Holding dalla quotazione presso il New York Stock Exchange e si effettua, per quanto attiene queste ultime, attraverso una offerta pubblica di acquisto promossa negli Stati Uniti d'America.

Milano, 28 luglio 2003

RCS MediaGroup
Direzione Comunicazione

Per informazioni: Daniele Menarini - 02 2584 5412